DM

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2018
DIVISION OF TRADING & MARKETS

18005720

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2018
Washington DC
408

SEC FILE NUMBER
8-69571

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARCTIC SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE ROCKEFELLER PLAZA – SUITE 1706
(No. and Street)

NEW YORK (City) NY (State) 10124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES B. AHLFELD 212-739-0622
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM, LLP
(Name – *if individual, state last, first, middle name*)

805 THIRD AVENUE (Address) NEW YORK (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, MATTHEW JOHAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARCTIC SECURITIES, LLC, as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

LESLIE ALWADISH
Notary Public State of New York
No. 01AL4832847
Qualified in New York County
Commission Expires Feb. 10, 2022

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5 AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Arctic Securities LLC

Financial Statements and Schedules

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon and Supplemental Reports on Exemption)

CONTENTS

Report of Independent Registered Public Accounting Firm

Financial Statements
- Statement of Financial Condition
- Statement of Operations
- Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- Statement of Changes in Member's Deficit
- Statement of Cash Flows
- Notes to Financial Statements

Supplementary Information

- Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

- Schedule II - Statement Regarding SEC Rule 15c3-3

Report of Independent Registered Public Accounting Firm

Exemption Report

Independent Accountant's Report on Applying Agreed Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's and Board of Directors of
Arctic Securities LLC
New York, NY

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Arctic Securities LLC (the "Company"), as of December 31, 2017, and the related statements of operations, changes in liabilities and subordinated claims of general creditors, changes in member's deficit and cash flows for the year then ended and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supporting Schedules
The supporting schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

RBSM LLP

We have served as the Company's auditor since 2017.

New York, NY
February 28, 2018

Arctic Securities LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

ASSETS:		
Cash and Cash Equivalents	$	1,240,388
Cash-segregated in compliance with federal regulations		1,000
Restricted Cash-Clearing Account		251,305
Due from Clearing Broker		51,775
Accounts Receivable - Related Party		50,527
Accounts Receivable - Customers		72,000
Due from Employee		7,741
Prepaid Expenses and Other assets		65,859
Deferred Compensation-Bonus		1,475,911
Office Equipment and furniture, net		137,250
Rent Security Deposits		3,493
TOTAL ASSETS	$	3,357,249

LIABILITIES AND MEMBER'S DEFICIT

LIABILITIES:		
Accrued Expenses	$	799,473
Accounts Payable-Related Party		305,423
Deferred Rent		18,922
TOTAL LIABILITIES		1,123,818
Subordinated Loans and Accrued Interest		4,172,048
MEMBER'S DEFICIT		
Member's Deficit		(1,938,617)
TOTAL MEMBER'S DEFICIT		(1,938,617)
TOTAL LIABILITIES AND MEMBER'S DEFICIT	$	3,357,249

See accompanying notes to financial statements.

Arctic Securities LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2017

REVENUES:		
Commissions	$	1,218,749
Research Fees		260,563
Investment Banking		1,838,555
Other		1,331
TOTAL REVENUE		3,319,198
EXPENSES:		
Compensation and Benefits		4,463,852
Clearing and Execution Trading expenses		348,638
Occupancy		301,527
Travel and Entertainment		269,644
Professional Fees		167,100
Other General and Administrative		142,653
Computer,Internet and Telephone		168,411
Depreciation		42,168
Interest		189,854
TOTAL EXPENSES		6,093,847
NET LOSS FROM OPERATIONS BEFORE INCOME TAXES		(2,774,649)
Income Tax Expense		-
NET LOSS	$	(2,774,649)

See accompanying notes to financial statements.

Arctic Securities LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2017

Balance at December 31, 2016	$ 1,450,000
Subordinated Loans	2,500,000
Subordinated Interest	222,048
Balance at December 31, 2017	$ 4,172,048

See accompanying notes to financial statements.

Arctic Securities LLC
STATEMENT OF CHANGES IN MEMBER'S DEFICIT
YEAR ENDED DECEMBER 31, 2017

		Member's Deficit
Balance at December 31, 2016	$	766,212
Share Option Compensation		69,820
Net Loss		(2,774,649)
Balance at December 31, 2017	$	(1,938,617)

See accompanying notes to financial statements.

Arctic Securities LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(2,774,649)
Depreciation		42,168
Share Base Compensation		69,820
Adjustment to reconcile net loss to net cash used in operating activities		
Changes in assets and liabilities:		
Due from Clearing Broker		75,849
Due to/from Parent (net)		1,160,611
Receivables-Customers		(72,000)
Deferred Rent		(8,304)
Deferred Compensation		(684,000)
Prepaid Expenses		(645)
Accounts Payable and Accrued Liabilities		581,324
Net Cash Used in Operating Activities		(1,609,826)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Rent Security Deposits		(3,493)
Payments on leasehold improvements		(16,601)
Net Cash Used in Investing Activities		(20,094)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Issuance of Subordinated Notes and Accrued Interest		2,689,854
Net Cash Provided by Financing Activities		2,689,854
NET INCREASE IN CASH		1,059,934
CASH and CASH EQUIVALENTS AT BEGINNING OF YEAR		432,759
CASH and CASH EQUIVALENTS AT END OF YEAR	$	1,492,693

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash Paid During the Year:		
Interest	$	-
Taxes	$	-

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS

Arctic Securities LLC (the "Company") is a Delaware limited liability company and a wholly owned subsidiary of Arctic Securities Holdings AS (the "Holding Company"). In turn, the Holding Company is a wholly owned subsidiary of Arctic Securities AS, (the "Parent") which is a brokerage firm located in Norway. The Company was approved as a registered broker-dealer on August 3, 2015 and its principal place of business is located in New York, NY. The Company operates under the provisions of paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule.

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). The Company primarily services institutional clients in equities and fixed income transactions and provides investment banking services. It also conducts business as a broker dealer for US institutional investors and foreign institutional investors, as defined in Rule 15a-6, transmitting orders in foreign equity securities to its Parent.

The Company receives its funding from the Parent in the form of subordinated debt on an as needed basis for purposes of ensuring compliance for regulatory purposes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Cash and Cash Equivalents

The Company maintains cash balances at one financial institution. These accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on its cash.

Included in cash and cash equivalents are cash amounts segregated for compliance with federal regulation purposes as a result of its membership agreement with FINRA, and restricted cash-clearing account.

(b) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, prepaid expenses, accounts receivable, other receivables, accounts payable and accrued expenses approximate their fair values based on their contracted values and the short-term maturity of these instruments.

The Company utilizes the methods of fair value measurement as described in ASC 820 to value its financial assets and liabilities. As defined in ASC 820, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy That prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

(d) Concentration Risk and Credit Risk

Activity conducted in foreign countries subjects the Company to unpredictable changes or disruptions due to economic, political, or legal issues. In the normal course of business, the Company's securities activities involve the execution and settlement of various securities transactions for customers. These activities may expose the Company to risk in the event customers are unable to fulfill their contractual obligations. The Company continuously monitors the credit-worthiness of customers. Investment banking revenues were derived from three customers during 2017.

(e) Revenue and Expense Recognition

The Company serves as a "chaperoning" broker dealer pursuant to Rule 15a-6(a)(3). The Company earns fees with its Parent in accordance with the related service level agreement and activities. The Company earns revenue (commissions) from brokerage activities, which are recognized on the day of trade – trade date basis and carried at market value. Fees for underwriting and placement services are recognized when the deal is completed and the income is reasonably determinable.

(f) Allowance for Doubtful Accounts

The Company records an allowance for doubtful accounts based on management's estimate of collectability of such receivables outstanding. As of December 31, 2017, management believes such receivables are fully collectible; hence no allowance has been recorded nor was any bad debt expense recorded during the year.

(g) Office Equipment, Furniture and Leasehold

Equipment is carried at cost. Amounts incurred for repairs and maintenance are charged to operations in the period incurred. Depreciation is calculated on a straight-line basis over its useful life of five to seven years. Accumulated depreciation is $94,468 as of December 31, 2017. Depreciation expense for 2017 was $42,168.

Computer Equipment	$139,943
Office Furniture	73,490
Leasehold Improvement	13,019
Software	5,266
Accumulated Depreciation	(94,468)
	$137,250

(h) Deferred Rent

The Company recognizes the benefit of free rent periods as deferred rent and amortizes the benefit on a straight line basis, over the life of the lease.

(i) Share Based Compensation

The Company provides certain incentive compensation awards to its employees in the form of options to purchase shares in the Parent company, (Share Options). The Company accounts for the Share Options in accordance with the provisions of the Accounting Standards Codification Topic 718, whereby the cost of such awards are measured based on the fair value of the equity or liability instrument issued on the grant date using a Black-Scholes based option pricing model. The Black Scholes model fair value computation of these stock options utilized the assumptions of expected terms ranging from 1.5 to 3 years, risk free rate of return of 3% and volatility percentages ranging from 20% to 40%. All of such stock options are fully vested, exercisable, and are being amortized over the expected term of such stock options, since these options were issued to the employees. There is no intrinsic value as of December 31, 2017 for these options outstanding. At December 31, 2017, Share Options outstanding (in Units) are as follows:

		Weighted Average	
	Granted	Exercise Price	Remaining Contractual Term
Share Options December 31, 2016	18,415	NOK 816	1.33 Years
Granted	-	-	-
Cancelled	-	-	-
Exercised	-	-	-
Share Options December 31, 2017	18,415	NOK 816	.33 Years

(j) Deferred Compensation

The Company paid sign on bonuses to certain key employees. In accordance with Accounting Standards Codification Topic 710, such amounts are recorded as part of deferred compensation and amortized over the contract period, which is three years.

NOTE 3 – RESTRICTED CASH, RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

The Company has a fully disclosed clearing agreement with Industrial and Commercial Bank of China Financial Services, LLC "ICBC" to clear and settle transactions in U.S. equities, ADR's and fixed income securities. The commission receivable from the broker consists of commissions earned net of execution charges and amounts payable for securities traded on behalf of customers.

Amounts held at clearing broker at December 31, 2017 consists of the following:

Deposit at clearing broker	$251,305
Fees and commissions receivable	51,775
	$303,080

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company's net capital of $471,178 which was $221,178 in excess of its required net capital of $250,000. The Company's net capital ratio of aggregate indebtedness to net capital was 2.28 to 1.

NOTE 5 – CASH - SEGREGATED IN COMPLIANCE WITH FEDERAL REGULATIONS

Pursuant to its current status as a broker dealer with FINRA, the Company is required to maintain such funds for regulating purposes relating to maintaining cash in a segregated reserve account for the exclusive benefit of its clients.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has certain transactions with its Parent. Had the Company transacted as an unaffiliated entity, the financial position and results of operations could differ from those reflected herein. The Company is owed $50,527 by its Parent entity and the Company owes the Parent $305,423.

The Company shares research fees with the Parent. In 2017, they received $39,685 in such fees.

The Company also received from the Parent, commissions on bond and equity trades that totaled $549,387.

During 2017, the Company earned investment banking fees and placement fees which totaled $1,838,555 whereby both the Company and the Parent shared in the total banking and placement fees earned.

NOTE 7 – COMMITMENT AND CONTINGENCIES

The Company is obligated under an operating lease for office space in NYC, NY which expires August 28, 2020.

Future minimum annual lease payments under this operating lease are as follows:

Years Ending December 31,	
2018	$257,459
2019	257,459
2020	171,639
	$ 686,557

Rent expense for the year ended December 31, 2017 amounted to $256,884 on the NYC office. At December 31, 2017, the Holding Company maintained an irrevocable letter of credit of $164,268 on behalf of the Company in connection with the security deposit required under the office lease.

On November 28, 2016 the Company entered into an office lease in Houston, Texas, which had a commencement date of February 1, 2017. Rent expense for the year ended December 31, 2017 amounted to $39,977 on the Houston office.

Future minimum annual lease payments under this operating lease are as follows:

Years Ending December 31,	
2018	$ 22,342
2019	22,875
2020	1,909
	$ 47,126

NOTE 8 – SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2017, are listed as follows:

Subordinated note, 5%, due May 17, 2019	$700,000
Subordinated note, 5%, due September 21, 2019	750,000
Subordinated note, 5%, due February 16, 2020	2,500,000
	$3,950,000

The subordinated borrowings are with related parties and had an initial term of three years. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. As of December 31, 2017, there was $222,048 of accrued interest due on these subordinated borrowings.

NOTE 9 – INCOME TAXES

As a single member limited liability company, the Company has elected to be treated as a C Corporation for federal and state income tax purposes.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets are measured using enacted tax rates expected to be recovered or settled. The Company has a Net Operating Loss (NOL) carryforward of $5.9 million. The deferred tax asset of $2.3 million, which is a $1 million increase over the previous year, is available for use against future federal, state and city taxes and will expire in the year 2035 to 2037. The Company's federal and state income tax returns for the years 2015, 2016 and 2017 remain open for audit by applicable regulatory authority.

The Company believes it is more likely than not that the deferred tax asset will not be realized, accordingly, the Company has recorded a full valuation allowance.

NOTE 10 – MEMBER'S DEFICIT

As of December 31, 2017, there were 360,000 units issued and outstanding at an aggregate value of $3,600,000.

NOTE 11 – RECENT ACCOUNTING PRONOUNCEMENTS

In June 2015, FASB issued Accounting Standards Update ("ASU") No. 2016-09, "Revenue from Contracts with Customers". The update gives entities a single comprehensive model to use in

reporting information about the amount and timing of revenue resulting from contracts to provide goods or services to customers. The proposed ASU, which would apply to any entity that enters into contracts to provide goods or services, would supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The update removes inconsistencies and weaknesses in revenue requirements and provides a more robust framework for addressing revenue issues and more useful information to users of financial statements through improved disclosure requirements. In addition, the update improves comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. In August 2015, FASB issued Accounting Standards Update ("ASU") No.2015-14, "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date" defers the effective date ASU No. 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. All other entities should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. We are currently reviewing the provisions of this ASU to determine if there will be any impact on our results of operations, cash flows or financial condition.

In February 2016, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) "ASU 2016 – 02 Leases " intended to improve financial reporting about leasing transactions. The ASU affects all companies and other organizations that lease assets such as real estate, office equipment and manufacturing equipment. The ASU will require organizations that lease assets—referred to as "lessees"—to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current Generally Accepted Accounting Principles (GAAP), the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP—which requires only capital leases to be recognized on the balance sheet—the new ASU will require both types of leases to be recognized on the balance sheet. The ASU on leases will take effect for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other organizations, the ASU on leases will take effect for fiscal years beginning after December 15, 2019, and for interim periods within fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact of this ASU on its consolidated financial statements. Early adoption is permitted. The Company has not adopted this guidance for 2017 and is currently evaluating the impact of adopting this guidance.

All other recently issued accounting pronouncements by the Financial Accounting Standards Board, Public Company Accounting Oversight Board, Securities and Exchange Commission and the American Institute of Public Accountants, but not yet effective did not or are not believed by management, to have a material impact on the Company's present or future financial statements.

NOTE 12 – INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

NOTE 13 – SUBSEQUENT EVENTS

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements.

The Company entered into a subordinated loan with the Parent on February 3, 2018 in the amount of $3,000,000 at an interest rate of 5% and a 3 year maturity. The proceeds of the $3,000,000 subordinated loan will be used to retire the $700,000 subordinated loan due May 17, 2019 and the $750,000 subordinated loan due September 21, 2019. The Company received a net of $1,433,707 after repayment of two subordinated loans and related interest accrued. The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The financial statement considered events through February 28, 2018, the date on which the financial statement was available to be issued.

Supplemental Information

Arctic Securities, LLC
Computation of Net Capital
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS AT DECEMBER 31, 2017

COMPUTATION OF NET CAPITAL **SCHEDULE I**

Net Capital:	
Member's Deficit	$ (1,938,617)
Liabilities subordinated to claims of general creditors	4,172,048
Deductions and/or Charges:	
Nonallowable assets:	
Deferred Compensation-Bonus	(1,475,911)
Office Equipment	(137,250)
Customer Receivable	(72,000)
Prepaid Expenses	(65,859)
Due from Employee	(7,741)
Rent Deposit	(3,493)
Total Deductions and Charges:	(1,762,254)
Net Capital	$ 471,177

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Aggregate Indebtedness ("A.I."):	
Accrued expenses; Due to Parent and Total A.I.	$ 1,073,291
Computation of Basic Net Capital Requirements:	
Minimum Net Capital Requirement (6 2/3% of A.I.)	$ 71,556
Minimum Net Capital Required of Broker Dealer	$ 250,000
Excess Net Capital	$ 221,177
Excess Net Capital at 1,000% (Net Capital less the Greater of 10% of A.I. or 120% of $5,000)	$ 363,848
Ratio of A.I. to Net Capital:	2.28 to 1

No material differences exist between the net capital computation above and the computation included in the FOCUS Form X-17a-5 Part II, as amended by the Company on February 17, 2018

Arctic Securities LLC

STATEMENT REGARDING SEC RULE 15c3-3

December 31, 2017

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(i) and (k)(2)(ii) for A and B. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.

RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's and Board of Directors of
Arctic Securities LLC
New York, NY

We have reviewed management's statements, included in the accompanying Exemption Report, in (1) which Arctic Securities LLC. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Arctic Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (i) and (ii) Arctic Securities LLC will not hold customer funds or safekeep customer securities (the "exemption provisions") and (2) Arctic Securities LLC stated that Arctic Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Arctic Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Arctic Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) and (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RBSM LLP

New York, NY
February 28, 2018

Arctic Securities, LLC
EXEMPTION REPORT
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS AT DECEMBER 31, 2017

Arctic Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15C3-3 (k)(2)(i) and (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Arctic Securities, LLC

I, Matthew Johan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: CEO

Date: 28 FEB 2018

RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors and Member
Arctic Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Arctic Securities LLC ("The Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for compliance with those requirements. This agreed–upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and corresponding wire transfer banking activity noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RBSM LLP

New York, NY
February 28, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 12/31/17

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

69571 FINRA DEC
ARCTIC SECURITIES LLC
1 ROCKEFELLER PLAZA - Rm 1706
NEW YORK, NY 10020-2041

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JAMES AHLFELD
212-739-0622

2. A. General Assessment (item 2e from page 2) $ 4311

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,919)

7/25/17
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) 2392

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 2392

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $ 2392

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ARCTIC SECURITIES LLC
(Name of Corporation, Partnership or other organization)

James B. Ahlfeld
(Authorized Signature)

Dated the 22 day of FEBRUARY, 20 18.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-2017
and ending 12-31-2017

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,319,198

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions — 0 —

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 255,455

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 189,854

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ — 0 —

Enter the greater of line (i) or (ii) 189,854

Total deductions 445,309

2d. SIPC Net Operating Revenues $ 2,873,889

2e. General Assessment @ .0015 Rate effective 1/1/2017 $ 4311

(to page 1, line 2.A.)